SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


                              DBS Industries, Inc.
                              --------------------
                                (Name of Issuer)

                         Common Stock, Par Value $0.0004
                        --------------------------------
                         (Title of Class of Securities)


                                   387242 100
                                 (CUSIP Number)

                                 Michael Apatoff
                            c/o DBS Industries, Inc.
                        100 Shoreline Highway, Suite 190A
                          Mill Valley, California 94941

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  July 15, 2002
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 387242 100


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1.  NAME OF REPORTING PERSON                                     MICHAEL APATOFF
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     a [  ]

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3.  SEC USE ONLY

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4.  SOURCE OF FUNDS*

    PF
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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2( d) OR 2(e) [ ]
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A
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                                           7.       SOLE VOTING POWER

            NUMBER OF                                    18,367,030
             SHARES                        -------------------------------------
           BENEFICIALLY                    8.       SHARED VOTING POWER
              OWNED
             BY EACH                                         0
            REPORTING                      -------------------------------------
           PERSON WITH                     9.       SOLE DISPOSITIVE POWER

                                                         18,367,030
                                           -------------------------------------
                                           10.      SHARED DISPOSITIVE POWER

                                                             0
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     18,367,030
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [  ]

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     38.0%
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14.  TYPE OF REPORTING PERSON*

     IN
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                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGES, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.
         -------------------

     This Amendment No. 3 amends and supplements the statement on Schedule 13D filed on April 3, 2002 and amended on April 23, 2002 and May 24, 2002, by Michael Apatoff. This Amendment No. 3 reports the exercise of (i) a Warrant to purchase 1,100,000 shares at $0.10 per share, (ii) the expiration of a Warrant to purchase 1,100,000 Shares at $0.10 per share, (iii) grant of an option to purchase 46,977 Shares at $0.24 per Share and (iv) the resignation of Mr. Apatoff from the Board of DBS Industries, Inc., a Delaware Corporation (the "Issuer"). This Amendment No. 3 relates to shares of Common Stock, par value $0.0004 (the "Shares") of the Issuer. The address of the Issuer's principal executive office is DBS Industries, Inc., 100 Shoreline Highway, Suite 190A, Mill Valley, California 94941. The Reporting Person (as described below) owns 5,878,371 Shares and has the right to acquire 12,441,682 Shares within 60 days that are included in his beneficial ownership as set forth in Item 5.

Item 2.  Identity and Background.
         -----------------------

     a. The person filing this statement is Michael Apatoff (the "Reporting Person").

     b. The business address of Michael Apatoff is c/o DBS Industries, Inc., 100 Shoreline Highway, Suite 190A, Mill Valley, California 94941.

     c. Mr. Apatoff's principal occupation is as an entrepreneur. He resigned as director of the Issuer on July 24, 2002. Mr. Apatoff completed his consulting agreement with the Issuer.

     The Reporting Person, during the past five (5) years, has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     All Shares and warrants to purchase Shares were purchased with Mr. Apatoff's own funds.

Item 4.  Purpose of the Transactions.
         ---------------------------

     Mr. Apatoff  acquired the Shares and warrants of the Issuer as described in
Item 5 for investment purposes and to potentially provide the Issuer with working capital for operations.

     Mr. Apatoff will continue to evaluate his ownership and voting position in the Issuer and may consider the following future courses of action:

     a. Mr. Apatoff, subject to and depending upon availability of prices he deems favorable, may purchase additional Shares from time to time in the open market or in privately negotiated transactions with third parties. Further, while it is not the present intention of Mr. Apatoff to do so, he reserves the right to dispose of the Shares held by him in the open market, in privately negotiated transactions with third parties or otherwise, depending upon market conditions and other factors.

     b. Subject to on going evaluation, Mr. Apatoff has no current plans or proposals which relate to or would result in any of the following:

          (i)  An  extraordinary  corporate  transaction,   such  as  a  merger,
     reorganization  or  liquidation,   involving  the  Issuer  or  any  of  its
     subsidiaries;

          (ii) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (iii) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, other than Mr. Apatoff's resignation from the Board, which was effective July 24, 2002;

          (iv) Any material change in the present capitalization or dividend policy of the Issuer;

          (v) Any other material change in the Issuer's business or corporate structure;

          (vi)  Changes  in  the  Issuer's   charter,   bylaws  or   instruments
     corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (vii) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (viii) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

          (ix) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     (a) Mr. Apatoff beneficially owns 18,367,030 or 38.0% of the Shares (includes 5,878,371 Shares, warrants to purchase 12,428,349 Shares and options to purchase 60,310 Shares held by Mr. Apatoff.).

     (b) Mr. Apatoff has the sole power to vote and dispose of Shares.

     (c) On June 15, 2002, Mr. Apatoff exercised his warrant to purchase 1,100,000 Shares at $0.10 per Share, which would have expired on June 15, 2002. On June 30, 2002, Mr. Apatoff was granted options to purchase 46,977 Shares at $0.24 expiring in ten years for his service as a director. On July 15, 2002, Mr. Apatoff's warrant to purchase 1,100,000 Shares at $0.10 per Share expired.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         -----------------------------------------------------------------------

     Not applicable.

Item 7.  Materials to be Filed as Exhibits.
         ---------------------------------

     Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          /S/ MICHAEL APATOFF
Dated:  August 5, 2002                    ____________________________
                                          Michael Apatoff, an individual